UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Eagle Rock Energy Partners, L.P.
(Name of Issuer)

Common Units, representing limited partner interests, no par value
(Title of Class of Securities)

26985R 10 4
(CUSIP Number)

Charles C. Boettcher
Eagle Rock Energy Partners, L.P.
16701 Greenspoint Park Drive
Suite 200
Houston, Texas 77060
(281) 408-1200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 9, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: EAGLE ROCK HOLDINGS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,338,419(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,338,419(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,338,419(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN
(1) See Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: EAGLE ROCK GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,338,419(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,338,419(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,338,419(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)
(1) See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: MONTIERRA MINERALS & PRODUCTION, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,868,556
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,868,556
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,868,556
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: MONTIERRA MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,897,047(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,897,047(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,897,047(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)
(1) See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,701,497
	8	SHARED VOTING POWER: 8,845,343(1)
	9	SOLE DISPOSITIVE POWER: 1,701,497
	10	SHARED DISPOSITIVE POWER: 8,845,343(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,546,840(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN
(1)  See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,763,206
	8	SHARED VOTING POWER: 2,338,419(1)
	9	SOLE DISPOSITIVE POWER: 1,763,206
	10	SHARED DISPOSITIVE POWER: 2,338,419(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,101,625(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN
(1)  See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP INCOME MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,609,877(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,609,877(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,609,877(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)
(1)  See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP-VII INCOME CO-INVESTMENT OPPORTUNITIES, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 109,741
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 109,741
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 109,741
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP 2004 CO-INVESTMENT INCOME, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,500,136
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,500,136
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,500,136
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: KENNETH A. HERSH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 12,310,046(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 12,310,046(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,310,046(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
(1)  See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

EXPLANATORY NOTE

This Amendment No.7 to Schedule 13D/A (this “Amendment”) filed on September 17, 2009 (the “Schedule 13D/A”) with the Securities and Exchange Commission relates to the common units (the “Common Units”) of Eagle Rock Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). The total number of Common Units reported as beneficially owned in the Schedule 13D/A is 12,310,046, which constitutes approximately 22.3% of the total number of Common Units outstanding. The beneficial ownership of the Reporting Persons reported in the Schedule 13D/A are calculated based on the outstanding number of Common Units on August 3, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the Securities and Exchange Commission on August 10, 2009. The Schedule 13D/A is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Unless set forth below, all previous Items of the Schedule 13D/A are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D/A.

Item 4. Purpose of Transaction.

This Item 4 shall be deemed to amend and restate Item 4 in its entirety:

The Reporting Persons acquired the Common Units reported herein solely for investment purposes.  The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

On October 9, 2009, NGP VII and NGP VIII, together for themselves and on behalf of certain controlled affiliates (collectively, “NGP”), delivered a letter (the “Proposal Letter”) to the Conflicts Committee (the “Conflicts Committee”) of the Board of Directors of Eagle Rock Energy G&P, LLC, the general partner of the Issuer’s general partner (“G&P LLC”), which updated NGP’s previous proposal of a series of transactions between NGP and the Issuer.  The updated proposal, a copy of which is attached as Exhibit F and incorporated herein by reference, is the result of negotiations between NGP and the Conflicts Committee.  The proposal contemplates (a) a rights offering by the Issuer to its existing unit holders; (b) a public equity offering by the Issuer; (c) equity investment commitments by NGP to support a portion of the rights offering and public equity offering; (d) a commitment by NGP to purchase royalty and mineral assets from the Issuer; (e) a contribution by Holdings to the Issuer of all Incentive Distribution Rights in the Issuer and 20,691,495 Subordinated Units; (f) an option in favor of the Issuer to acquire all of the Issuer’s outstanding general partner units by acquiring the Issuer’s general partner and its general partner; and (g) the payment by the Issuer to NGP of a transaction fee, in certain circumstances subject to the Issuer’s right to require NGP to reinvest a portion of such transaction fee in the Issuer.

While NGP and the Conflicts Committee have determined that the terms outlined in the Proposal Letter constitute an acceptable framework for negotiation of definitive documents, the parties have not reached any binding agreement and are not bound to the terms of the Proposal Letter; rather, the parties will be bound only and if (1) definitive agreements are negotiated, executed and delivered by NGP and the Issuer and (2) such definitive agreements and the transactions contemplated thereby are approved by the Conflicts Committee.  If definitive agreements are signed, closing of the transactions and other matters contemplated thereby would be subject to a number of conditions, including the approval of the disinterested holders of Common Units.

(a)
The information with respect to the possible future conversion of Subordinated Units into Common Units set forth in Item 6 of the Schedule 13D/A is hereby incorporated herein.  The Issuer may grant restricted units, phantom units or options to employees and directors of the Issuer and its affiliates pursuant to a long term incentive plan adopted by the general partner of the general partner of the Issuer.  The Issuer may acquire Common Units to issue pursuant to such long term incentive plan on the open market, directly from the Issuer, from other reporting persons, or otherwise.  In addition, the proposal described above contemplates the acquisition of additional Issuer securities.

(b)	None, except as contemplated by the Proposal Letter.

(c)	None, except as contemplated by the Proposal Letter.

(d)	None, except as contemplated by the Proposal Letter.

(e)
G&P LLC, as the general partner of the general partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.  In addition, the proposal described above contemplates such changes.

(f)	None, except as contemplated by the Proposal Letter.

(g)	None, except as contemplated by the Proposal Letter.

(h)	None, except as contemplated by the Proposal Letter.

(i)	None, except as contemplated by the Proposal Letter.

(j)
Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of this Amendment.  The Reporting Persons may change their plans or proposals in the future.  In determining from time to time whether to sell the Common Units or additional Issuer securities reported as beneficially owned in the Schedule 13D/A (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended and restated to include Exhibit F:

Exhibit A	Joint Filing Agreement (filed as Exhibit A to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit B	First Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 10.1 to the Issuer’s form 8-K filed October 31, 2006).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009 (filed as Exhibit E to Amendment No. 6 to the Schedule 13D/A on September 18, 2009).

Exhibit F	Letter from NGP to the Conflicts Committee of the Board of Directors of G&P LLC, dated October 9, 2009.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: October 13, 2009

EAGLE ROCK HOLDINGS, L.P.

By its general partner,
Eagle Rock GP, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

EAGLE ROCK GP, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

MONTIERRA MINERALS & PRODUCTION, L.P.

By its general partner,
Montierra Management LLC

By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

MONTIERRA MANAGEMENT LLC

By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

NATURAL GAS PARTNERS VII, L.P.

By its general partner,
G.F.W. Energy VII, L.P.

By its general partner,
GFW VII, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NATURAL GAS PARTNERS VIII, L.P.

By its general partner,
G.F.W. Energy VIII, L.P.

By its general partner,
GFW VIII, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NGP INCOME MANAGEMENT L.L.C.

By:	/s/ Tony R. Weber
Tony R. Weber
President

NGP-VII INCOME CO-INVESTMENT OPPORTUNITIES, L.P.

By its general partner,
NGP Income Management L.L.C.

By:	/s/ Tony R. Weber
Tony R. Weber
President

NGP 2004 CO-INVESTMENT INCOME, L.P.

By its general partner,
NGP Income Management L.L.C.

By:	/s/ Tony R. Weber
Tony R. Weber
President

/s/ Kenneth A. Hersh
Kenneth A. Hersh

Exhibit Index

Exhibit A	Joint Filing Agreement (filed as Exhibit A to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit B	First Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 10.1 to the Issuer’s form 8-K filed October 31, 2006).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009 (filed as Exhibit E to Amendment No. 6 to the Schedule 13D/A on September 18, 2009).

Exhibit F	Letter from NGP to the Conflicts Committee of the Board of Directors of G&P LLC, dated October 9, 2009.

Exhibit F

Natural Gas Partners®

125 E. JOHN CARPENTER FREEWAY, SUITE 600

IRVING, TEXAS 75062

TELEPHONE: (972) 432-1440

FACSIMILE: (972) 432-1441

October 9, 2009

Conflicts Committee of the
Board of Directors of
Eagle Rock Energy G&P, L.L.C.
as the ultimate general partner of Eagle Rock Energy Partners, L.P.
16701 Greenspoint Park Drive, Suite 200
Houston, Texas 77060

Members of the Conflicts Committee:

Natural Gas Partners VII, L.P. (“NGP7”) and Natural Gas Partners VIII, L.P. (“NGP8”), together for themselves and on behalf of certain controlled affiliates including Eagle Rock Holdings, L.P. (“ERH”) and co-investors, are for convenience collectively referred to in this letter as “NGP.”

On September 17, 2009, NGP proposed a combination of transactions with the goal of Eagle Rock Energy Partners, L.P.  (the “Issuer”):  (1) reducing its indebtedness, (2) improving its liquidity and capital position, (3) simplifying its structure, and (4) enhancing its ability to endure adverse macroeconomic and industry factors in the event they persist or worsen.  Since then, the Conflicts Committee and NGP have extensively negotiated the proposal, including the details of its associated term sheet.

NGP’s revised final proposal is outlined in more detail in the attached term sheet (please see Attachment A hereto, the “Term Sheet”).  The transactions outlined in the Term Sheet (collectively, the “Transactions”) consist primarily of:

(a)	an equity rights offering;
(b)	NGP equity investment commitments to support a portion of the rights offering and a public equity offering;
(c)	NGP’s commitment to purchase royalty and mineral assets, subject to a go-shop process and period;
(d)	a public equity offering by the Issuer;
(e)	contribution by ERH to the Issuer of all incentive distribution rights held by the Issuer’s general partner (Eagle Rock Energy GP, L.P. (“ERGP”)) and all outstanding subordinated units of the Issuer;
(f)	an option in favor of the Issuer to later acquire:
- Eagle Rock Energy G&P, L.L.C. (“G&P LLC”, which is the general partner of ERGP), and
- all of the outstanding limited partner interests of ERGP,
and upon exercise of such option, the Issuer would partially reconstitute the Board of Directors of G&P LLC; and
(g)
a payment by the Issuer to NGP of a fee (subject to the cash portion of this fee being callable by the Issuer for reinvestment as part of the public equity offering back-stop commitment provided in the Term Sheet) as consideration for NGP’s participation in the foregoing.

NGP expects that the Issuer’s senior management team and valuable employee base would remain in place, and NGP proposes some new equity incentives to management as part of the proposed Transactions and as further detailed in the Term Sheet.

IRVING     —     HOUSTON     —     SANTA FE     —     STAMFORD     —     LONDON

The Issuer has previously disclosed publicly (including in its 10-Q and 8-K filings) its goal of reducing outstanding indebtedness and the influence that factors - such as commodity prices, drilling activity, capital availability, potential acquisitions, and borrowing base determinations - will have on the Issuer’s ability to achieve that goal.  NGP remains of the view that the Issuer currently should obtain comprehensive financing and restructuring that provides additional equity capital and stability.  Consequently, NGP continues to believe that its comprehensive back-stop for an equity rights offering and public equity offering, as well as the related Transactions outlined in the Term Sheet, present the best strategic alternative currently available to the Issuer to maximize unit-holder value.

NGP expects to make appropriate filings on Schedule 13D disclosing this revised proposal with respect to the Issuer promptly after delivery of this letter and its Term Sheet.

This proposal is non-binding, and thus no agreement, arrangement or understanding between the parties with respect to this proposal or any other transaction shall be created until such time as mutually satisfactory definitive documentation is executed and delivered. Further, NGP understands that execution and delivery of any definitive agreements by the Issuer would require the approval of its Conflicts Committee.

NGP and our counsel look forward to working with the Issuer, the conflicts committee and their advisors toward completing mutually acceptable Transactions that are attractive to the Issuer’s public unit-holders.  If you have any questions, please contact me.

NATURAL GAS PARTNERS VII, L.P.	NATURAL GAS PARTNERS VIII, L.P.
By: G.F.W. Energy VII, L.P., its general partner	By: G.F.W. Energy VIII, L.P., its general partner
By: GFW VII, L.L.C., its general partner	By: GFW VIII, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh	By:	/s/ Kenneth A. Hersh
	Kenneth A. Hersh		Kenneth A. Hersh
	Authorized Member		Authorized Member

Attachment A to NGP Letter
PRELIMINARY TERM SHEET

October 9, 2009

This Preliminary Term Sheet is intended as an outline only and does not purport to summarize all of the conditions, covenants, representations, warranties and other provisions which would be contained in definitive legal documentation for the transactions contemplated hereby.

Parties:

Issuer:	Eagle Rock Energy Partners, L.P. (the “Issuer”).

ERH:	Eagle Rock Holdings, L.P. (“ERH”), which wholly-owns G&P LLC and the limited partnership interests of ERGP

NGP:	Natural Gas Partners VII, VIII and/or IX, L.P. and certain affiliates (which may include ERH) and co-investors (collectively, “NGP”)

ERGP:	Eagle Rock Energy GP, L.P. (“ERGP”), which is the general partner of the Issuer

G&P LLC:	Eagle Rock Energy G&P, L.L.C. (“G&P LLC”), which is the general partner of ERGP

Transactions:
A combination of transactions consisting primarily of: (a) a rights offering; (b) NGP equity investment commitments to support the rights offering and a public equity offering; (c) NGP’s commitment to purchase royalty and mineral assets, subject to a go-shop right of the Issuer; (d) a public equity offering by the Issuer; (e) contribution to the Issuer of the outstanding incentive distribution rights and subordinated units of the Issuer; (f) an option in favor of the Issuer to acquire the Issuer’s outstanding general partner units (by acquiring ERGP and G&P LLC) and at such future time, if any, partially reconstitute the Board of Directors of G&P LLC; and (g) a payment by the Issuer to NGP of a fee (in cash, subject to being callable by the Issuer for reinvestment as provided below, or payable in common units) as consideration for NGP’s participation in the foregoing, all as substantially outlined in this Term Sheet and as to be more particularly set forth in the Definitive Agreements described below (collectively, the “Transactions”)

RIGHTS OFFERING:
On the first business day of the month that immediately follows the Approval Date (defined below), the Issuer will make a rights offering, completed no later than the 30th day thereafter (“Rights Completion”), by distributing to the Issuer’s existing unit holders 0.35 rights per common unit outstanding.  Each right would be detachable, and each whole right would entitle the holder to purchase a newly-issued common unit of the Issuer for $2.50 no later than the 21st day following issuance of the rights (the “First Exercise Period”).  In light of the Issuer being prohibited from issuing fractional units, each holder would be eligible to exercise for a number of units that is rounded-down to the nearest whole common unit, with such foregone fractional units being cashed-out at public market value.

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In addition, together with each common unit that is issued on account of rights properly exercised in the Rights Offering, (including in the oversubscription round(s) described immediately below), the Issuer simultaneously will issue a detachable warrant entitling the holder to purchase, during the 2-year period following Rights Completion, a common unit at an exercise price of $6 (the “Warrants”).  The Warrants (and underlying common units issuable upon exercise of the Warrants) would be registered (or have registration rights) as provided below in a manner that makes them publicly-tradable.  During the 2-year period following Rights Completion, the exercise dates of the Warrants would be limited to occurring on February 15, May 15, August 15 and November 15 of each such year, as applicable.

During the 9 days following the end of the First Exercise Period and until the Rights Completion, each subscriber will also have oversubscription privileges (permitting such subscriber to increase its participation by purchasing, at $2.50 per unit, any common units not subscribed to by other rights holders as of the close of the First Exercise Period) subject to a pro-rata allotment among such participating subscribers of the common units available for purchase.  The rights (and underlying common units issuable upon exercise of the rights)  would be registered in a manner that makes them publicly-tradeable.

NGP would exercise, and cause to be exercised, all of the rights received on account of approximately 8,700,169 aggregate common units currently owned by ERH, Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., and Montierra Minerals & Production, L.P. and its general partner Montierra Management, LLC.  Such entities’ participation in the Rights Offering would provide a cash investment of approximately $7,612,648, which equals 8,700,169 units x .35 rights per unit x $2.50 exercise price.

Equity Offering:
Issuer will use its best efforts to register and complete a public offering of no more than $105 million of common units at a per-unit price to the public of not less than $3.10 (the “Public Equity Offering”), to be marketed and then completed, if at all, no later than 4 months following the Approval Date.  The Issuer’s Pricing Committee (which will determine timing and pricing, within the agreed parameters) for the Public Equity Offering will not include representatives of NGP.  In the event the Public Equity Offering price is greater than $3.40 per unit, such $105 million offering cap will instead be $140 million.

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NGP CALLABLE
INVESTMENT
COMMITMENT:
NGP agrees to act as a standby purchaser of common units to the extent, if any, that the aggregate amounts raised in the Public Equity Offering fall short of the applicable cap, with such NGP investment obligations not to exceed $74,887,352 (which is calculated by $50,000,000, plus any (and only to the extent of) cash received by NGP in payment of the $32,500,000 Transaction Fee which can be called back for reinvestment per below, minus the $7,612,648 rights offering commitment above) at a price equal to $3.10 per unit (up to 24,157,210 newly-issued common units to NGP), to be called at the Issuer’s election (exercisable by the disinterested board members of G&P LLC) and issued either (i) as part of the Public Equity Offering, or (ii) in a private placement under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) or pursuant to another available exemption under the Securities Act no later than 4 months following the Approval Date (the “Callable Standby Commitment”).

Acquisition of
Royalty and Mineral
Interests:

Purchase:
Beginning on the Approval Date, NGP would be obligated to purchase (and the Issuer would be obligated to sell) all of Issuer’s fee mineral and royalty interests, such purchase to be structured (subject to routine confirmatory due diligence prior to signing the R&M Purchase Agreement defined below) as the purchase of the direct ownership interests in entities that own such property interests (the “R&M Business”), for $145 million cash pursuant to a mutually-agreed purchase agreement having as its effective date January 1, 2010 (the “R&M Purchase Agreement”).  Such effective date will provide that all cash received on account of production from the R&M Business on and after January 1, 2010 will be for the buyer’s account.  The closing date of the sale of the R&M Business to NGP would be agreed to in the R&M Purchase Agreement, but would occur on or before 3 business days after the MP Termination Time (as defined below).

The R&M Purchase Agreement would provide NGP with special-warranty-type protections (representations and warranties backed by indemnification) for NGP regarding liabilities, title defects, and other obligations or encumbrances, if any, created during the Issuer’s ownership of the R&M Business or of the entities that own the assets comprising the R&M Business; otherwise, the R&M Purchase Agreement would not provide NGP with post-closing recourse to the Issuer.

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Go-Shop
Period:
The Issuer may open an informational “data room” for review by (and the Issuer may commence marketing the R&M Business to) potential buyers of the R&M Business on or after the date that the Issuer transmits to its unit holders its proxy and other materials for the Unitholder Meeting (defined below), provided that the Issuer’s bid instructions to potential buyers will request that bids be submitted on a date that will be after the Approval Date.  For 100 days following the Approval Date (the close of business on such 100th day being the “MP Termination Time”), the Issuer will have the right (exercisable by the disinterested board members of G&P LLC) to enter into and to close one or more purchase and sale agreement(s) (without any financing conditions or other buyer right, or excuse, not to close related to financing or available funds) for the sale of some or all of the R&M Business to third parties for an aggregate cash price in excess of $145 million for such sold aspect(s) of the R&M Business.  Any such closing would give NGP the right to terminate the R&M Purchase Agreement with respect to the unsold portion(s) of the R&M Business.

Acquisition of
IDRs and
Sub Units:
ERH and ERGP would contribute to the Issuer all incentive distribution rights associated with the Issuer (the “IDRs”) and 20,691,495 subordinated units of the Issuer (the “Sub Units”) on the date that the Transaction Fee is paid.

Option to Acquire
GP Interests:
ERH will, and shall cause ERGP to, give the Issuer the option (the “GP Option”, which would be exercisable at the election of the disinterested board members of G&P LLC no later than December 31, 2012) to acquire all the issued and outstanding equity interests of ERGP (which owns 844,551 general partner units of the Issuer (the “GP Units”)), as well as acquire all the issued and outstanding LLC interests of G&P LLC, for an exercise price of the issuance of an additional 1,000,000 common units of the Issuer (the “Exchanged Common Units”).  The Exchanged Common Units will be issued in a private placement under Section 4(2) of the Securities Act or pursuant to another available exemption under the Securities Act.

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BOARD AND
GOVERNANCE
CHANGES:
Upon future exercise, if any, of the GP Option, the Issuer (as sole owner of G&P LLC) will reconstitute the board of G&P LLC to include 2 new additional independent directors so that such reconstituted board shall have 9 directors, comprised of 5 independent members nominated by the Board (or, if otherwise required by law or regulation, by the other independent directors or by the Issuer’s unitholders) and elected by the voting unit holders, 1 member nominated and elected by Issuer senior management, and 3 nominated and elected by NGP (the “Board Changes”).  However, NGP’s nomination and election rights would decrease to 2 directors at the time, if any, that NGP (including all affiliates such as those joint reporting persons included in its Schedule 13D and Section 16 filings) collectively own less than 20% of the Issuer’s issued and outstanding common units, further decreasing to 1 director if such ownership falls below 10%, and becoming zero directors if such ownership falls below 5%.

Approvals/Amendments:
In connection with the Transactions, the Issuer will schedule a special meeting of its unit holders (the “Unitholder Meeting”) at which the Issuer will seek Approvals from the holders of its units as described below under “Conditions to Closing.”

The Issuer will agree not to commence either the Rights Offering or Public Equity Offering unless and until the unit holders provide the Approvals.

The Issuer will be obligated to reimburse ERH, NGP, G&P LLC, and ERGP for all of their reasonable fees and expenses incurred in connection with the Transactions regardless of whether or not the Issuer’s unit holders vote in favor of the Approvals.

NGP Consideration:
As consideration for NGP’s actual and contingent commitments, obligations, undertakings, and participation in connection with the Transactions, on the Approval Date NGP will earn a transaction fee of $32.5 million (the “Transaction Fee”).  For sake of clarity, NGP will not earn the Transaction Fee unless and until the Approvals (as defined herein) are obtained.

The Issuer will pay NGP such $32.5 million Transaction Fee no later than the earlier of completion of the Public Equity Offering or 4 months after the Approval Date.  The Transaction Fee will be paid in cash to the extent, if any, that the Public Equity Offering proceeds exceed $105 million as permitted above; otherwise, the Issuer may elect to pay the Transaction Fee by issuing common units to NGP.  Over and above NGP’s participation in the Rights Offering and as part of its Callable Standby Commitment obligations as provided above, the Issuer can require NGP to invest any cash proceeds of such $32.5 million Transaction Fee in the Issuer by NGP purchasing common units, for $3.10 per unit, either (and together with any units issued in payment of the Transaction Fee): (i) as part of the Public Equity Offering, or (ii) in a private placement under Section 4(2) of the Securities Act or pursuant to another available exemption under the Securities Act no later than 4 months following the Approval Date.

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Closing:	The closing (the “Closing”) of the Transactions shall occur as provided herein and otherwise as soon as reasonably practical following the Approval Date.

Definitive
Agreements:
The matters set forth herein are contingent on the satisfaction of certain conditions, including, without limitation, approval of the Issuer’s conflicts committee of G&P LLC (the “Conflicts Committee”), the satisfactory completion of the negotiation, execution, and delivery of definitive agreements among the Parties setting forth in detail the terms, provisions, and conditions for the Transactions (the “Definitive Agreements”), including without limitation, an agreement evidencing NGP’s agreement to purchase units as provided herein and the R&M Purchase Agreement.  Such agreements shall expressly state that closings thereunder shall be contingent on the unit holders of the Issuer approving the Transactions and the Approvals at the Unitholder Meeting.  The Definitive Agreements shall state that Issuer shall reimburse ERH, ERGP, G&P LLC, and NGP at the Closing for their reasonable costs and expenses incurred in connection with the Transactions.

Use of Proceeds:
Proceeds from the Rights Offering, the Public Equity Offering if any, NGP’s Callable Standby Commitment (including any reinvestment of NGP’s cash Transaction Fee) if any, and the sale of the R&M Business will be used by Issuer (i) to pay down existing debt of the Issuer, and (ii) for other general corporate purposes, including potential hedge resets.

Management Options:
NGP will support (and, to the extent permitted, vote its units in favor of) the establishment, effective only following the Approval Date and other approvals provided below under “Conditions to Closing” and at the closing of the Transactions, of options (or rights or other forms of grants such as unit appreciation rights) to management to acquire 8 million common units of the Issuer (the “New Incentives”).  5 million of the New Incentives would have an exercise price of $3.10 and a 10 year term, and all New Incentives would have vesting attributes to be determined by the board of G&P LLC (and/or its compensation committee, as applicable) including taking into account certain applicable tax implications.

Registration Rights:
The Issuer will ensure that, if the GP Option is exercised, NGP and ERH and their affiliates and distributees will have registration rights for two years thereafter equivalent to those NGP and ERH would have had during such period had the GP Option not been exercised.

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Sequencing:	NGP anticipates that the following steps shall be taken in the following order:

—	As soon as reasonably practical, the Parties will negotiate and enter into the Definitive Agreements;

—	The Issuer will file with the SEC a proxy statement for the Unitholder Meeting;

—	When SEC review (if any) is complete, the Issuer will transmit the proxy statement to its unit holders and convene the Unitholder Meeting; and

—	After the Approval Date, the parties will carry out the Transactions, subject to the below conditions.

Conditions to Closing:	Any and all of NGP’s obligations to consummate its roles in the Transactions will be conditioned on the satisfaction of customary conditions for a transaction of this nature, including:

—
Approval by a majority of the Issuer’s outstanding disinterested common units (e.g., not beneficially owned by NGP and other insiders) of: (i) the New Incentives, (ii) the Public Equity Offering, NGP Callable Standby Commitment, and Rights Offering, (iii) the contribution by NGP to the Issuer of the IDRs and Sub Units, the cancellation by the Issuer of the IDRs and Sub Units and elimination of the Issuer’s Minimum Quarterly Distribution and all distribution arrearages, (iv) in connection with any timely and otherwise valid exercise, if any, of the GP Option, being entitled to implement at such future time the Board Changes and the issuance of the Exchanged Common Units, (v) the payment to NGP of the $32.5 million Transaction Fee and the reinvestment, if applicable, of such fee as provided above, and (vi) such amendments to the Issuer’s partnership agreement as are necessary to accomplish all of the foregoing (such collectively being the “Approvals” and the date of such Approvals is the “Approval Date”);

—	In addition, the New Incentives must be approved by a majority of the Issuer’s outstanding common units cast, which will be conditioned on all the other Approvals being obtained;

—	Completion of the Definitive Agreements to the reasonable satisfaction of ERH and NGP;

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—
During the period beginning when the Definitive Agreements are signed and ending the 3rd trading day immediately preceding the Approval Date, the average of the Issuer’s common unit closing prices on Nasdaq shall not be less than $1.50 during any 10 consecutive trading days (any such 10-day window being a “Measurement Window”).  NGP must invoke such condition, if at all, prior to the earlier to occur of (i) the 8th trading day following the end of the Measurement Window being invoked as triggering this condition and (ii) the time the Approvals are obtained; however, the R&M Purchase Agreement nevertheless would remain enforceable against NGP following such termination of the other Transactions (for clarity, in such case NGP’s backstop of the R&M Business divestiture would remain in effect, but NGP would not earn any portion of the Transaction Fee);

—
The absence of a material adverse change (to be specified in the Definitive Agreements) in the Issuer and its operations prior to the Approval Date or any other applicable date set forth in the Definitive Agreements;

—	No material consents (governmental or otherwise) required to consummate any of the Transactions; and

—	Other customary conditions to closing.

Any and all of the Issuer’s obligations to consummate its roles in the Transactions will be conditioned on the satisfaction of customary conditions for a transaction of this nature, including:

—	Approval by a majority of the Issuer’s outstanding disinterested common units (e.g., not beneficially owned by NGP and other insiders) of the Approvals;

—	In addition, the New Incentives must be approved by a majority of the Issuer’s outstanding common units cast, which will be conditioned on all the other Approvals being obtained;

—	Completion of the Definitive Agreements to the reasonable satisfaction of the Issuer;

—	No material consents (governmental or otherwise) required to consummate any of the Transactions;

—	Other customary conditions to closing; and

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—
The Issuer would have a “fiduciary out” (exercisable by the Conflicts Committee) prior to the Approval Date and only in the event the Conflicts Committee, with the advice of legal counsel, determines that their fiduciary duties obligate them to accept a superior proposal in lieu of the Transactions as a whole.  NGP would receive a break-up fee of $7 million cash, plus all reasonable deal expenses and other costs, in the event that (A) the Conflicts Committee exercises its fiduciary out, (B) the Conflicts Committee changes its recommendation of the Transactions and all of the Approvals subsequently are not received, or (C) the Issuer fails to honor its obligations regarding filing and transmission of the definitive proxy materials related to the Approvals.

This Term Sheet summarizes the principal terms with respect to the Transactions, subject to formal documentation and approvals.  This Term Sheet (i) should be viewed as an indication of interest only regarding the Transactions on the general terms and conditions outlined herein and (ii) does not create a binding obligation among the Parties.

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